富 榮 秘 書 服 務 有 限 公 司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 八 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl   10th April, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Financ
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

07022759

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
         ("the Company")
         Rule 12g3-2(b) Exemption
         File No.82-3594

   Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

   These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

   This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

   Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

   Thank you for your attention.

PROCESSED

APR 2 4 2007

THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title   :   Notification of movement of securities in Hong Kong

    Date   :   31st March, 2007

    Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and



FORM

Monthly Return on Movement of Listed Equity Securities
For the month ended   31st March, 2007

TO: The Research & Planning Department of The Stock Exchange of
       Hong Kong Limited

From: Starlight International Holdings Limited
       (Name of Company)

       Mr. Peter LEE Yip Wah   Tel No.: 2827 1778
       (Name of Responsible Official)

Date: 3rd April, 2007

(A) **Information of Types of Listed Equity Securities:**
     (please tick wherever applicable)

     1.   Ordinary shares   :   √   2.   Preference shares:

     3.   Other classes of shares :   please specify: _____

     4.   Warrants   :   please specify: _____

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(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	766,425,614	Nil	Nil
Increase/(Decrease) during the month	21,182,000	Nil	Nil
Balance at close of the month:	787,607,614	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
SHARE OPTIONS*						
Type						
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	12,572,000	Nil	9,572,000	Nil	3,000,000	9,572,000
Exercise price: HK$0.808	3,000,000	Nil	3,000,000	Nil	0	3,000,000
Exercise price: HK$0.814	2,500,000	Nil	Nil	Nil	2,500,000	
Exercise price: HK$0.80	1,500,000	Nil	1,500,000	Nil	0	1,500,000
Exercise price: HK$0.89	18,440,000	Nil	6,000,000	Nil	12,440,000	6,000,000
Exercise price: HK$1.15	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	1,830,000	Nil	1,010,000	Nil	820,000	1,010,000
Exercise price: HK$1.72	200,000	Nil	100,000	Nil	100,000	100,000
Exercise price: HK$1.93	0	3,000,000	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on ___ Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)		Exercised (HK$)		Nominal Value (HK$)	Exercised (HK$)
1. _____ Subscription price HK$ ___						
2. _____ Subscription price HK$						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ _____	N/A	N/A	N/A

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 21,182,000

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah

Title: Secretary

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END